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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F  X     Form 40-F
                                     ---              ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes             No  X
                              ---             ----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes             No  X
                              ---             ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes              No  X
                              ---             ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                                              Investor Relations

Press Release

                              MATERIAL INFORMATION
                              --------------------

In connection with the invitation received to participate in the possible sale by EDF of shares and warrants in Edison S.p.A and other companies which together could represent a controlling stake in Edison S.p.A, ENDESA has decided to partake of this process in the form of a tentative, preliminary and non-binding bid. This bid is completely non-binding for ENDESA and the process underway will require taking the appropriate decisions at the opportune time.

                                                                        02-22-05


                         ADDITIONAL RELATED INFORMATION

In connection with the tentative, preliminary and non-binding bid made by ENDESA for EDF's stake in EDISON and other companies which together could represent a controlling stake in EDISON's shareholder capital, ENDESA announces that due to the early stage, and complexity, of the bid process, certain key characteristics of which are still to be defined by EDF, the Company is not presently in a position to outline the economic scope of any potential transaction.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ENDESA, S.A.

Dated: February 22nd, 2005                  By: /s/ David Raya
                                                --------------------------------
                                          Name: David Raya
                                         Title: Manager of North America
                                                Investor Relations